UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
NIO Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share
(Title of Class of Securities)

62914V106**
(CUSIP Number)

CYVN Investments RSC Ltd Samer Salah Abdelhaq Office at 9th Floor, Level 9, Al Khatem Tower Abu Dhabi Global Market Square Al Maryah Island, Abu Dhabi, United Arab Emirates +971 56 418 1611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 62914V106

1	Name of Reporting Persons: CYVN Investments RSC Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 418,833,157
	8	Shared Voting Power 0
	9	Sole Dispositive Power 418,833,157
	10	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 418,833,157
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 21.7%[1]
(14)	Type of Reporting Person (See Instructions): CO

1 Shares beneficially owned represent approximately 20.1% of the total Ordinary Shares outstanding, which include Class A Ordinary Shares and Class C Ordinary Shares.  See Item 5 below.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by CYVN Investments RSC Ltd (“CYVN Investments”) on July 24, 2023, as amended by Amendment No. 1 filed on December 20, 2023, and Amendment No. 2 filed on December 27, 2023. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented by the following:

On February 26, 2024, Forseven Limited (“Forseven”), an affiliate of CYVN Investments, entered into a technology license agreement (the “Technology License Agreement”) with NIO Technology (Anhui) Co., Ltd. (“NIO”), a subsidiary of the Issuer. Pursuant to the Technology License Agreement, NIO will grant a non-exclusive and non-transferrable worldwide license to Forseven to use certain of NIO’s existing and future technical information, technical solutions, software and intellectual property rights related to or subsisting in NIO’s smart electric vehicle platforms (collectively, the “Licensed Technologies”) for (i) the research and development, manufacture, sale, import and export of vehicle models sold or marketed under Forseven brand(s) meeting pre-agreed manufacturer’s suggested retail price (“MSRP”) thresholds (excluding tax) under the Technology License Agreement  (collectively, the “Licensed Products”), and (ii) the provision or procurement of certain after-sales services for the Licensed Products to its users.

Under the Technology License Agreement, Forseven will pay NIO technology license fees comprising a non-refundable, fixed upfront license fee plus royalties determined based on the future sales of Licensed Products by Forseven. Unless terminated in accordance with provisions provided in the Technology License Agreement, the Technology License Agreement will remain valid until the end of production of the Licensed Products or the expiration of Forseven’s obligation to provide after-sales services to its users. Either party may terminate the Technology License Agreement under certain conditions.  In addition, NIO may terminate the Technology License Agreement under certain conditions, including if a company that owns one or more automotive brands and sells vehicles under such brand(s) to the market obtains control of Forseven.

Further, pursuant to the share subscription agreement, dated December 18, 2023, by and between the Issuer and  CYVN Investments, CYVN Investments will be entitled to nominate two directors to the Issuer’s Board of Directors (the “Board”) (each of such persons, a “Purchaser Designee”, and collectively the “Purchaser Designees”).  Effective on February 7, 2024, Eddy Georges Skaf and Nicholas Paul Collins, both Purchaser Designees, were appointed as new directors on the Board.  Mr. Skaf is a director of CYVN Investments, the Chief Investment Officer of CYVN Holdings L.L.C., an affiliate of CYVN Investments, and a director of Foreight Limited and Forseven, both affiliates of CYVN Investments.  Mr. Collins is the Chief Executive Officer of Forseven.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon on 1,932,063,749 Class A Ordinary Shares outstanding as of December 31, 2023 (based on information provided by the Issuer).  Shares beneficially owned represent approximately 20.1% of the total Ordinary Shares outstanding, based upon an aggregate of 2,080,563,749 Ordinary Shares issued and outstanding, which is the sum of (i) 1,932,063,749 Class A Ordinary Shares plus (ii) 148,500,000 Class C Ordinary Shares (based on information provided by the Issuer).

(c) There have been no transactions by CYVN Investments or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) Except as set forth in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by CYVN Investments.

(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of February 28, 2024

CYVN INVESTMENTS RSC LTD

By:	/s/ Samer Salah Abdelhaq
Name:	Samer Salah Abdelhaq
Title:	Director

By:	/s/ Eddy Skaf
Name:	Eddy Skaf
Title:	Director